RONSON                                                         EXECUTIVE OFFICES
CORPORATION

RONSON RD                                                TELEPHONE: 732-436-2420
P.O. BOX 3000 WOODBRIDGE, NEW JERSEY 07095

                                                              September 24, 2009
Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
Mail Stop 4631
U.S. Securities and Exchange Commission
Washington, DC 20549-4631

         RE:   Form 10-K for the fiscal year ended December 31, 2008
               Forms 10-Q for the periods ended March 31, 2009 and June 30, 2009 File No. 1-1031

Dear Mr. Decker:

On behalf of Ronson Corporation (the "Company"), set forth below are our responses to the comments raised by you in your letter dated August 26, 2009 (the "Comment Letter") regarding our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the "Annual Report") and our Quarterly Reports on Form 10-Q for the periods ended March 31, 2009 and June 30, 2009 (the "Quarterly Reports"). The responses below are in the same order in which the Comment Letter was written with each response immediately following the corresponding comment each of which is re-typed below.

Also, in connection with this response, we acknowledge the following:

         o the Company is responsible for the adequacy and accuracy of the disclosure in these filings;

         o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

         o the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008
----------------------------------------------

General
-------

      1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

We note the staff's comment and have responded accordingly to the comments below.

Item 7 - Management's Discussion and Analysis of Financial Condition and Results
--------------------------------------------------------------------------------
of Operations, page 15
----------------------

Financial Condition, page 20
----------------------------

      2. Your credit facility agreement contains covenants that require you to maintain certain financial ratios, among other restrictions. You disclose that you were not in compliance with covenants requiring you to maintain minimum net income, net cash flow and tangible net worth. You also failed to obtain

Mr. Rufus Decker                                              September 24, 2009
Page 2 of 6


certain waivers and other agreements with third parties required under the credit facility and failed to meet certain financial reporting due dates. In addition, as a result of cross-default provisions in your mortgage loan, the events of default under your credit facility are an event of default under your mortgage loan. You also entered into a forbearance agreement under which your lender has agreed not to assert existing events of default under your credit facility through November 30, 2009. As such, please disclose in future filings the specific terms of any material debt covenants in your debt agreements.
Please also disclose the required ratios/amounts as well as the actual ratios/amounts as of each reporting date for any material covenants. This will allow readers to understand how much cushion there is between the required ratios/amounts and the actual ratios/amounts. Please also show the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to U.S. GAAP amounts, if necessary. Please show us in your supplemental response what the revisions, if any, will look like. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

In future filings, we will provide disclosure regarding the specific terms of any material debt covenants in our debt agreements and we will disclose the required ratios/amounts as well as the actual ratios/amounts as of each reporting date for any material covenants. We hereby advise the staff supplementally that, as of June 30, 2009 (the close of the fiscal quarter covered by our most recently filed Quarterly Report on Form 10-Q),the additional disclosure would read as follows:

"Our revolving credit facility with Wells Fargo required us, for the quarter ended June 30, 2009, to maintain Tangible Net Worth (Deficit) (as defined in the facility) of not less than $(1,650,000), to achieve Net Income (Loss) (as defined in the facility) for the period from January 1, 2009 to such date of not less than $(530,000) and to achieve Net Cash Flow (as defined in the facility) for the period from January 1, 2009 to such date of $(355,000). The Company's actual performance for the quarter resulted in:

          o Tangible Net Worth (Deficit) of $(8,682,000) (consisting of Book Net Worth (Deficit) of $(1,597,000) minus Intangible Assets of $7,085,000, as defined in the facility);

          o Net Income (Loss) for the six-month period of $(1,892,000) (consisting of net income from continuing operations, including extraordinary losses but excluding extraordinary gains);

          o Net Cash Flow for the six-month period of $(1,597,000) (consisting of Net Income, plus depreciation and amortization of $307,000 and periodic pension expense of $305,000, minus unfinanced capital expenditures of $24,000, pension plan payments of $107,000 and current maturities of long-term debt of $186,000, as defined in the facility).

Accordingly, the Company was not in compliance with its covenants to Wells Fargo as of June 30, 2009, regarding Tangible Net Worth, Net Income and Net Cash Flow."

Critical Accounting Policies, page 24
-------------------------------------

Impairment of Long Lived Assets, page 25
----------------------------------------

      3. In the interest of providing readers with a better insight into management's judgments in accounting for long-lived assets, please consider disclosing the following in future filings:

          o a qualitative and quantitative description of the material assumptions used when evaluating long-lived assets for impairment and a sensitivity analysis of those assumptions based upon reasonably likely changes; and

Mr. Rufus Decker                                              September 24, 2009
Page 3 of 6


          o if applicable, how the assumptions and methodologies used for valuing long-lived assets in the current year have changed since the prior year highlighting the impact of any changes. Specifically, address the impact, if any, that resulted from your decision to enter into agreements to sell substantially all assets held by your two reportable segments.

In future filings, we will consider disclosing a qualitative and quantitative description of the material assumptions used in evaluating long-lived assets for impairment together with a sensitivity analysis of such assumptions based on reasonably likely changes. Additionally, in future filings, we will disclose, to the extent applicable, how assumptions and methodologies for valuing long-lived assets in the current year have changed since the prior year and we will specifically address the impact, if any, resulting from our decision to enter into agreements to sell substantially all of the assets of our two reportable segments.

Item 9A(T) - Controls and Procedures. page 28
---------------------------------------------

      4. You appear to define disclosure controls and procedures as those controls and procedures that are designed to ensure that material information related to you would be made known to your officers and would provide reasonable assurance that they will meet their objectives. This is an incomplete definition of disclosure controls and procedures per Exchange Act Rules 13a-l5(e) and 15d-l5(e). Please revise your definition to clarify that disclosure controls and procedures are designed to ensure that information required to be disclosed in your filings under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms. In addition, your disclosure should also clarify that disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Alternatively, you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.

In future filings, we will revise our disclosure regarding disclosure controls and procedures to provide a complete definition of disclosure controls and procedures in compliance with Exchange Act Rules 13a-15(e) and 15d-15(e) and to clarify the purpose of disclosure controls and procedures.

Item 15 - Exhibits and Financial Statement Schedules, page 42
-------------------------------------------------------------

Note 4 - Long-term Debt, page 62
--------------------------------

      5. Your creditors entered into several modifications of your debt instruments relating to a number of financial ratios and other debt covenants on various dates. You also disclose on page 21 of your December 31, 2008 Form 10-K and page 18 of your June 30, 2009 Form l0-Q that you ultimately entered into a forbearance agreement with Wells Fargo on March 30, 2009. Based upon your disclosure in the June 30, 2009 Form 10-Q, it appears that the forbearance agreement with Wells Fargo now extends until November 30, 2009, but it could terminate earlier if you breach the forbearance agreement, an additional event of default occurs under the loan agreements and/or other events occur or do not occur. In addition, the Capital One loan contains cross-default provisions. Please tell us how you applied the guidance in EITF 86-30 in determining that a portion of your loan balances as of December 31, 2008 should appropriately be classified as long-term. Please also separately address your classification of a portion of the loan balances as long-term as of June 30, 2009.

Notwithstanding the outstanding defaults and cross-defaults under our loan arrangements, and the contingencies in our forbearance agreement, all of which the Company has disclosed at length in its

Mr. Rufus Decker                                              September 24, 2009
Page 4 of 6


reports filed under the Securities Exchange Act of 1934, the Company's lenders have not taken action to exercise their remedies under the agreements nor have they accelerated any of our outstanding indebtedness. As a consequence, we classified a portion of the indebtedness as long-term. Nevertheless, in view of the continuing development of relevant circumstances, in future filings we will reclassify our loan balances as short-term.

Exhibit 31 -- Certifications
----------------------------

      6. Please amend your December 31, 2008 Form 10-K, as well as your March 31, 2009 and June 30, 2009 Forms I0-Q, to provide the certifications of Section 302 of the Sarbanes-Oxley Act of 2002 that conform to the language in Item 601(B)(31) of Regulation S-K. Specifically, please:

         o include in your certifications in the December 31, 2008 Form 10-K and the March 31, 2009 and June 30, 2009 Forms 10-Q the phrase, "and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))" in the introduction for paragraph 4;

         o include in your certifications in the December 31, 2008 Form 10-K and the June 30, 2009 Form 10-Q paragraph 4(b) regarding the design of your internal control over financial reporting.

Please note that the Form 10-K/A and subsequent Forms 10-Q/A can solely include the cover page, explanatory note, signature page, and Items 1, 2, 4, and 5 of the certifications. Please ensure that the revised certifications refer to the Form 10-K/A and Forms 10-Q/A and are currently dated. Refer to Section 246.13 of the Division of Corporation Finance - Compliance and Disclosure Interpretations of Regulation S-K, which can be found at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm

We  will  amend  our  Annual  Report  and  Quarterly   Reports  to  provide  the
certifications of Section 302 of the Sarbanes-Oxley Act of 2002 that conform to the language contained in Item 601(B)(31) of Regulation S-K and as requested.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2009
--------------------------------------------

General
-------

      7. Please address the above comments in your interim filings as well, as applicable.

In future filings, we will address the above comments, to the extent applicable in interim filings as well as in annual reports.

Item I - Financial Statements, page 3
-------------------------------------

Note 10 - Discontinued Operations, page 15
------------------------------------------

      8. Please disclose the carrying amounts of the major classes of assets and liabilities included as part of discontinued operations and the amounts of revenue reported in discontinued operations for each period presented.
 See paragraphs 47(a) and (c) of SFAS 144.

In future filings, we will disclose the carrying amounts of the major classes of assets and liabilities included as part of discontinued operations and the amounts of revenue reported in discontinued operations for each period presented. We hereby advise the staff supplementally that as of June 30, 2009

Mr. Rufus Decker                                              September 24, 2009
Page 5 of 6


(the close of the fiscal quarter covered by our most recently filed Quarterly Report on Form 10-Q) the additional disclosure would read as follows:

"The carrying amount of the assets and liabilities of discontinued operations at June 30, 2009 and December 31, 2008, were as follows (in thousands):

                                                         June 30,   December 31,
                                                           2009        2008
                                                         --------    --------
Current assets of discontinued operations:
Cash                                                     $     80    $     84
Accounts receivable, net                                    1,786       1,288
Inventories                                                 1,593       1,839
Other current assets                                          812         706
                                                         --------    --------
        Total                                            $  4,271    $  3,917
                                                         ========    ========

Other assets of discontinued operations:
Property, plant and equipment                            $ 15,624    $ 15,588
Less accumulated depreciation and amortization            (10,066)     (9,805)
Other assets                                                3,253       3,022
                                                         --------    --------
        Total                                            $  8,811    $  8,805
                                                         ========    ========

Current liabilities of discontinued operations:
Short-term debt                                          $  2,302    $  1,472
Current portion of long-term debt & leases                  2,543         456
Accounts payable                                            2,665       2,322
Accrued expenses                                            1,712       1,594
                                                         --------    --------
        Total                                            $  9,222    $  5,844
                                                         ========    ========

Other long-term liabilities of discontinued operations:
Long-term debt and leases                                $  3,178    $  5,441
Other long-term liabilities                                   375         357
                                                         --------    --------
        Total                                            $  3,553    $  5,798
                                                         ========    ========

Net Sales of Discontinued Operations in the periods presented were as follows (in thousands):

                                                        Periods ended June 30,
                                                         2009            2008
                                                         ----            ----
        Three months                                    $5,724         $ 6,715
        Six months                                       9,248          13,311"


Item 2 - Management's Discussion and Analysis of Financial Condition and Results
--------------------------------------------------------------------------------
of Operations,. page 15
-----------------------

      9. You now include both of your segments within discontinued operations and discuss your results of continuing operations and discontinued operations. Please enhance your disclosure of discontinued operations to discuss the business reasons for the changes between periods in the significant line items of each of your segments. At a minimum, you should discuss the changes in revenue, material expenses and income (loss) for each segment. In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it. In circumstances where there is more than one

Mr. Rufus Decker                                              September 24, 2009
Page 6 of 6


business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. See Item 303(a)(3) of Regulation S-K.

In future filings, we will enhance our disclosure of discontinued operations to discuss the material changes between periods in significant line items of each of our business segments and, in addition, where there is more than one business reason for a change, we will attempt, to the extent possible, to quantify the incremental impact of each business reason, provided, however, that data may not itself be material in the event of a multiplicity of factors and evaluated subjectively.

Financial Condition, page 17
----------------------------

      10. You disclose that consummation of the transactions to sell your aviation business and your consumer products business are subject to various events. Please enhance your disclosure to discuss when each of these events is expected to occur. Further, please also disclose any changes in those expectations, due to delays or for other reasons, and disclose what the new expected date for the event to occur is. You should also update your disclosure to disclose when each event actually does occur.

The Asset Purchase Agreement relating to the sale of our aviation business was filed with the Commission as an exhibit to Current Report on Form 8-K filed on May 21, 2009. No contract relating to the sale of our consumer products business has been entered into. We note the staff's comment and, in future filings, we will enhance our disclosure regarding the conditions precedent to consummating the transactions to sell our operating subsidiaries and our expectations regarding satisfaction of such conditions.

      11. You have included management's report on internal control over financial reporting in your Form 10-Q. Management's report on internal control over financial reporting need only be included in your Forms 10-K.

We note the staff's comment and, in future filings, we will refrain from including management's report on internal control over financial reporting in our quarterly reports and only include such report in our annual reports.

                                     * * * *


In the event that you have any questions regarding our responses or require additional information, please contact me at (732) 438-0320 ext 331.

                                                Very truly yours,
                                                /s/ Daryl Holcomb
                                                Daryl Holcomb
                                                Chief Financial Officer


cc:      Jeffrey Gordon, Staff Accountant